EXHIBIT 99.3

Management Discussion and Analysis
                           For the year ended
December 31, 2014

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2014.

All information contained in this MD&A is current as of March 31, 2015 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is March 31, 2015.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward looking-information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of  new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

The forward looking statements and forward-looking information contained herein are based on information available as of March 31, 2015.

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Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling about 30,404 gross acres (12,304 gross hectares) and 28,721 net acres (11,623 net hectares) of land in Elko County, Nevada.  As of March 31, 2015, Gold Standard owns or has an option on the ownership of a total of 16,439 gross acres (6,652 gross hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) and 13,965 gross acres (5,651 gross hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of surface use agreements and mining/mineral lease agreements. Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% for a total of 12,666 acres (5,126 hectares) including fee mineral and patented lode mineral claims. The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Characterized by fragmented land ownership, the Company has focused on consolidating the Railroad District under its common ownership and/or control since 2010. On March 5, 2014, the Company acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts, including Pinion Section 27 which hosts the bulk of the Pinion gold deposit (the "Pinion Deposit"), from Scorpio Gold (US) Corporation thus completing the consolidation of the Railroad District and the "fourth window" of the Carlin Trend under the Company's ownership and/or control. See "Pinion Gold Deposit" below.

In addition to the Railroad-Pinion Project, the Company holds or controls a 100% undivided interest in the Safford-CVN and East Bailey projects (collectively the "CVN Project") and East Camp Douglas project (the "Camp Douglas Project") located in north central Nevada, both early stage gold exploration projects.  Pursuant to a binding letter of intent dated May 29, 2014, as amended, the Company has agreed to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd. (TSXV: TQY) in consideration for a combination of cash and shares.  See "Exploration Activities - CVN and Camp Douglas Projects" below.

Exploration activities

Railroad-Pinion Project

On March 5, 2014, the Company acquired the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (“Scorpio”), effectively completing the Company's consolidation of the Railroad District and "fourth window" of the Carlin Trend under its ownership and/or control. The consolidation of the Railroad-Pinion Project provides Gold Standard with effective control, subject to underlying royalties, of a largely contiguous parcel of 30,404 gross acres (12,304 gross hectares) and 28,721 net acres (11,623 net hectares) of land in Elko County, Nevada.  See "Overview" above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 4 -

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. In addition, the Company issued Scorpio a promissory note bearing interest at 3% per annum for the balance of the purchase price, being $2.5 million, secured by the Pinion Deposit.  This note was paid in full on or about March 4, 2015.

Gold Standard also agreed to issue a further 1,250,000 common shares (the "Bonus Shares") to Scorpio upon the Company delineating a NI 43-101 compliant resource at Pinion exceeding 1 million ounces of gold. These Bonus Shares were issued to Scorpio on November 3, 2014 following the Company's receipt of the Pinion Report (as hereinafter defined) delineating a NI 43-101 compliant resource at Pinion exceeding the 1 million ounce threshold.

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company, while it holds an interest in the Pinion property, for consideration exceeding $100 million.

All shares issued to Scorpio including, but not limited to, the Bonus shares are subject to an orderly sale agreement and requires Scorpio to (i) vote its Gold Standard shares as recommended by management for a period of two years, and (ii) provide the Company with 10 business days' advance notice (a “Sale Notice”) of its proposed sale of any Gold Standard shares during which period the Company shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to the Company for an additional 10 business days at a price not less, and on terms no more favourable, than the price and terms set forth in the Sale Notice.  If any Gold Standard sales are not sold by Scorpio within such additional 10 business day period, the provisions of the Sale Notice will again apply to such shares.

On October 24, 2014 the Company SEDAR filed an independent technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") on the Pinion Deposit (the "Pinion Report").  The Pinion Report dated October 24, 2014 is entitled "Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA" and was prepared by APEX Geoscience Ltd. ("APEX") of Edmonton, Canada, under the direction of Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., M AIG and Andrew Turner, B.Sc., P.Geol., all independent "qualified persons" as defined under NI 43-101. In the Pinion Report, APEX estimated an "indicated" mineral resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an "inferred" mineral resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au. See “Pinion Gold Deposit” in the “Summary of Exploration Activities” below.

In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than US$163,000 in the first year and about US$65,000 annually thereafter.  Subsequent to December 31, 2014, the Company announced an initial "inferred" mineral resource estimate for the Dark Star gold deposit of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au.  See “Dark Star Deposit” in the “Summary of Exploration Activities” below.

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During the year ended December 31, 2014, the Company also minimized its exploration expenditures on the CVN and Camp Douglas Projects to focus exclusively on the Railroad-Pinion Project including following-up on 2013 drilling successes in the North Bullion Fault Zone or “NBFZ” and initiating work on the recently acquired Pinion Deposit.  Exploration expenditures for the Railroad-Pinion Project for the year ended December 31, 2014 totaled $6,105,832 excluding costs of the Pinion Acquisition of $13,542,500.  Cumulative acquisition and deferred exploration expenses for the Railroad-Pinion Project as of December 31, 2014, net of write-downs, totalled $66,412,235. See “Results of Operations – Summary of Exploration Activities” below.

The estimated holding cost for the patented claims and private lands controlled by Gold Standard within the Railroad-Pinon Project is $643,843 per annum.  The estimated maintenance cost for Gold Standard's their current package of unpatented lode claims within the Railroad-Pinion Project is $164,870 per annum.

As of the date of this MD&A, the Company considers the Railroad-Pinion Project as its sole material property for the purposes of NI 43-101.

CVN and Camp Douglas Projects

In March 2014, the Company recorded a write down of $1,277,189 and $124,263 on the CVN and Camp Douglas projects, respectively, based on an internal review of its non-core assets.

On May 29, 2014, the Company entered into a binding letter of intent (the “LOI”) to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd., TSXV-TQY, (“Tanqueray”) for a combination of cash and common shares of Tanqueray, subject to a number of conditions including, but not limited to, a consolidation of Tanqueray's issued common shares on a 3 to 1 basis (the "Tanqueray Consolidation") and Tanqueray completing a concurrent non-brokered private placement financing of not less than $1,500,000 at a price of not less than $0.20 per post-consolidated share (the "Tanqueray Financing"). However, due to difficult capital markets for early exploration prospects and Tanqueray's inability to raise the Tanqueray Financing, the purchase price for the CVN and Camp Douglas Project has been reduced to $900,000 comprised of a cash payment of $300,000 and 12,000,000 pre-consolidated (4,000,000 post-consolidated) common shares of Tanqueray at a deemed price of $0.05 per pre-consolidated share ($0.15 per post-consolidated share).  Closing of the amended LOI is now anticipated to occur on or about May 31, 2015, subject to, inter alia, completion of the Tanqueray Consolidation, the Tanqueray Financing and the acceptance of the TSX Venture Exchange ("TSXV"). As a result of the reduction in the purchase price for the CVN and Camp Douglas Projects, the Company has recorded further write-downs of its CVN and Camp Douglas Projects of $2,041,714 and $2,545,083, respectively.

The proposed sale of the CVN and Camp Douglas Projects follows a strategic decision by Gold Standard’s Board of Directors to concentrate the Company’s efforts on its wholly owned/controlled Railroad-Pinion Project on Nevada’s Carlin Trend.  As part of such shift in strategic direction, the Company also made certain changes to its technical team in 2014. Effective May 30, 2014, co-founder, director and Vice-President, Exploration Dave Mathewson stepped down as a director and officer of the Company to assume responsibility for the direction of Tanqueray as its Vice-President, Exploration and interim CEO upon closing of the LOI.  In conjunction therewith, the Company paid Mr. Mathewson a transition payment equal to one year’s salary, being US$220,000, by way of a combination of cash and common shares of the Company and Mr. Mathewson remains a technical advisor to Gold Standard for a period of at least one year. Senior Geologist, Mac Jackson, Jr., M.Sc. was appointed Gold Standard’s new Vice-President, Exploration and is joined by, among others, Chief Geologist John Norby, M.Sc.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 6 -

Divestiture Highlights:

•	The sale will reduce Gold Standard’s annual land holding costs by approximately US$434,000.
•	GSV will continue to have a significant participation in the potential for exploration success on the CVN and Camp Douglas Projects as a major shareholder of Tanqueray.

There is no assurance that the sale of the CVN and Camp Douglas Projects to Tanqueray will be successfully completed on the terms and conditions set out in the amended LOI or at all.  In the event the sale does not proceed, the Company will be required to incur annual expenditures in excess of US$434,000 to maintain the CVN and Camp Douglas Projects in good standing.

As of December 31, 2014, the Company had incurred a total of $366,937 and $533,063, net of write-downs, in acquisition and deferred exploration expenses on the CVN and Camp Douglas Projects, respectively.

Corporate activities

In August 2013, the Company completed a marketed private placement of 7,936,509 common shares at $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482 (the "2013 Financing").  The net proceeds from the 2013 Financing were allocated towards further drilling of the Railroad Project and for general corporate and working capital purposes.  See "Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings" below.

In March 2014, the Company completed a marketed private placement of 15,188,495 units (the "Units") at a price of $0.72 per Unit for net proceeds of $10,163,460 after paying aggregate cash commissions and finder's fees of $772,256 (the “March 2014 Financing”). Each Unit consisted of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company at a price of $1.00 on or before March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more. See "Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings" below.

In March 2014, the Company also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to directors, executive officers, employees and consultants of the Company.

In June 2014, the Company granted 125,000 stock options exercisable at $0.71 per share for a period of five years to an employee of the Company.

In August 2014, the Company completed an underwritten public offering of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972 (the “August 2014 Financing”). The net proceeds were used to rectify the Company's working capital deficiency, maintain the Company's property interests in good standing, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See "Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings" below.

In September 2014, the Company granted 1,080,000 stock options exercisable at $0.77 per share for a period of five years to directors, executive officers, employees and consultants of the Company.

In October 2014, the Company issued 194,765 common shares at a value of $0.69 per share to settle the balance of the transition payment due to Dave Mathewson, former director and Vice-President, Exploration of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 7 -

As at December 31, 2014, the Company had a cash and cash equivalents position of $494,878 and working capital deficit of $4,035,579. This working capital deficit included the $2.5 million payment due to Scorpio on March 4, 2015 (paid) pursuant to the Pinion Acquisition. See "Exploration Activities" above.  See also “Liquidity, Financial Position and Capital Resources”.

In January 2015, the Company filed a prospectus supplement to its short form base shelf prospectus dated June 23, 2014 (collectively the "Prospectus") in connection with an underwritten public offering of 19,032,000 Common Shares at a price of US$0.47 per share to raise gross proceeds of US$8,945,040 (the "January 2015 Financing") through Macquarie Capital Markets Canada Ltd., as lead underwriter on behalf of a syndicate of underwriters (collectively the "Underwriters").  After payment of a cash commission of 6% (US$536,702) and reimbursement of expenses (including legal fees) of US$136,910 to the Underwriters, the Company raised net proceeds of approximately US$8,271,428 from the January 2015 Financing, which funds have been, and will be, used to, inter alia, pay off the remaining $2.5 million due to Scorpio under the Pinion Acquisition (paid), fund additional exploration of the Company's Railroad-Pinion Project, satisfy the Company's working capital deficiency and pay for general corporate and working capital expenditures. See "Liquidity, Financial Position and Capital Resources" and "Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings" below.

In February 2015, the Company appointed Ivan Bebek as Special Advisor to the Company.  Mr. Bebek is a mining entrepreneur with a history of successfully financing, advancing, and monetizing exploration assets.

In February 2015, the Company also granted 600,000 stock options exercisable at $0.63 per share for a period of three years and 75,000 stock options exercisable at $0.63 per share for a period of five years. The Company also cancelled 356,000 stock options at a weighted average exercise price of $1.16 per share expiring from April 5, 2016 to September 12, 2019.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012:

	2014 $	2013 $	2012 $
Revenues (interest income)	434	38,832	78,292
General and administrative expenses	(5,731,071)	(4,263,602)	(5,271,516)
Loss and comprehensive loss	(11,708,637)	(4,357,959)	(5,193,224)
Basic and diluted loss per common share	(0.10)	(0.05)	(0.07)
Working capital (deficit)	(4,035,579)	(545,278)	9,135,808
Exploration and evaluation assets	67,312,235	53,089,035	42,165,595
Total assets	68,675,954	54,971,286	53,482,564
Total liabilities	4,736,845	1,933,958	1,838,851

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.
At December 31, 2014, the Company had not yet achieved profitable operations and has accumulated losses of $28,841,501 (December 31, 2013 – $17,132,864) since inception.  These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2014 of $0.10 (December 31, 2013 - $0.05).

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Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	$	$	$	$
Interest income	75	41	-	318
Loss and comprehensive loss	(5,064,837)	(1,622,553)	(1,209,814)	(3,811,433)
Loss per share-basic and diluted	(0.04)	(0.01)	(0.01)	(0.04)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
	$	$	$	$
Interest income	5,100	6,233	9,808	17,691
Loss and comprehensive loss	(1,266,413)	(673,719)	(1,729,104)	(688,723)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

Variances quarter over quarter can be explained as follows:

•
In the quarters ended March 31, 2013, June 30, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $44,557, $1,149,499, $1,390,376, $81,967, and $730,986 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•	In the quarter ended December 31, 2014, the Company recorded an adjustment to share-based compensation of $766,714 based on lower volatility estimates used in the Black-Scholes calculation.
•
In the quarter ended September 30, 2013, the Company recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of the termination of the KM/RC lease agreement.

•
In the quarters ended December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014, the Company increased its consulting fees significantly due to the Company engaging various firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.

•	In the quarter ended March 31, 2014, the Company recorded a write down of exploration and evaluation assets of $1,277,189 and $124,263 to the CVN and Camp Douglas Projects, respectively.
•	In the quarter ended December 31, 2014, the Company recorded a write down of exploration and evaluation assets of $2,041,714 and $2,545,083 to the CVN and Camp Douglas Projects, respectively.
•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

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Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2014 totalled $448,364. The major expenses for the quarter ended December 31, 2014 were management fees of $197,085, professional fees of $115,019, office expenses of $60,099, consulting fees of $305,530, travel and related expenses of $198,407, regulatory and shareholder service of $36,313 and wages and salaries of $174,418.

Net loss in the three months ended December 31, 2014 was $5,064,837 compared to a net loss of $1,266,413 in the comparative period ended December 31, 2013. The significantly higher net loss experienced in the current period is largely the result of the write down of the CVN and Camp Douglas projects totaling $5,988,249 and higher travel and related expenses as the Company increased the level of site visits and investor meetings in the current period. This increase in expenses was partially offset by an adjustment to share-based compensation and lower consulting fees incurred in connection with developing marketing and financial strategies in Europe compared to the corresponding period in 2013. See "Summary of Exploration Activities – CVN and Camp Douglas Projects".

On November 3, 2014, the Company issued 1,250,000 Bonus Shares at a deemed price of $0.59 per share to Scorpio pursuant to the Pinion Acquisition.

In December 2014, the Company entered into separate option-to-purchase agreements to acquire an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project including two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than US$163,000 in the first year and about US$65,000 annually thereafter.  Subsequent to December 31, 2014, the Company announced a maiden "inferred" mineral resource estimate for the Dark Star gold deposit of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au.  See “Dark Star Deposit” in the “Summary of Exploration Activities” below.

The Company incurred a total of $19,873, $3,440,741, and $392 in deferred exploration expenses on its CVN, Railroad-Pinion and Camp Douglas Projects, respectively, during the fourth quarter for total deferred exploration costs of $3,461,006.  See "Summary of Exploration Activities - Railroad-Pinion Project".

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2014 totalled $5,731,071 (December 31, 2013: $4,263,602), including share-based compensation issued during the period, valued at $1,436,615 (December 31, 2013: $1,194,056) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended December 31, 2014 were management fees of $678,835 (December 31, 2013 - $688,550), professional fees of $525,813 (December 31, 2013 - $368,168), office expenses of $238,340 (December 31, 2013 - $172,299), consulting fees of $934,498 (December 31, 2013 - $565,954), investor relations of $231,606 (December 31, 2013 - $99,670), regulatory and shareholder services of $193,814 (December 31, 2013 - $117,922) and travel and related costs of $639,322 (December 31, 2013 - $377,957).
The table below details the changes in major expenditures for the year ended December 31, 2014 as compared to the corresponding year ended December 31, 2013.

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Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $368,544
Commencing in the fourth quarter of 2013 and during 2014, the Company hired consultants to assist with developing marketing and financial strategies in Europe. The 2013 amount represents only the fourth quarter of such consulting fees.

Professional fees	Increase of $157,645	Increased due to more activities with respect to the Pinion Acquisition, March and August 2014 Financings, and mineral lease amendments in Nevada.
Regulatory and shareholder services	Increase of $75,892	Increased due to filing fees associated with the Pinion Acquisition and March and August 2014 Financings.
Travel and related expense	Increase of $261,365	Increased level of travel for site visits, the Pinion Acquisition, and March and August 2014 Financings.
Share-based compensation	Increase of $242,559	More stock options granted during 2014.

The table below details the changes in major expenditures for the year ended December 31, 2013 as compared to the corresponding year ended December 31, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $379,482
Increase due to the Company’s hiring of a corporate marketing consultant to review and recommend changes to certain marketing material. The Company also hired consultants during the fourth quarter of 2013 to assist with developing marketing and financial strategies in Europe.

Professional fees	Decrease of $125,071
Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases and financing activities. The Company also incurred additional professional fees in 2012 associated with its short form prospectus offering and listing on NYSE MKT completed in June 2012.

Regulatory and shareholder services	Decrease of $145,804	Decreased due to increased costs in 2012 related to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Decrease of $156,304	Reduced the number of investor relations firms to assist in marketing of the Company as the Company is well established in the market.
Travel and related expense	Decrease of $402,309	Decreased level of travel for site visits, and marketing of the Company.
Share-based compensation	Decrease of $146,064	Stock options granted during year ended December 31, 2013 have lower fair market values.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

Summary of Exploration Activities

For the year ended December 31, 2014, the Company incurred $20,211,449 in acquisition, and deferred exploration and development costs (of which $13,542,500 was incurred pursuant to the Pinion Acquisition) compared to $11,056,629 for the corresponding year ended December 31, 2013.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2014 and December 31, 2013:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Year Ended December 31, 2014

Property acquisition and staking costs	-	13,542,500	-	13,542,500
Exploration expenses
Claim maintenance fees	145,227	159,483	52,763	357,473
Consulting	10,752	1,111,410	10,254	1,132,416
Data Analysis	-	147,524	-	147,524
Drilling	-	2,018,296	-	2,018,296
Equipment	-	4,150	-	4,150
Geological	42,248	385,313	22,481	450,042
Lease payments	202,298	818,920	76,229	1,097,447
Sampling and processing	440	799,251	-	799,691
Site development	-	321,993	-	321,993
Supplies	425	260,037	-	260,462
Travel	-	79,455	-	79,455
	401,390	19,648,332	161,727	20,211,449
Write down of exploration and evaluation assets	(3,318,903)	-	(2,669,346)	(5,988,249)
	(2,917,513)	19,648,332	(2,507,619)	14,223,200

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

Year Ended December 31, 2013

Exploration expenses
Claim maintenance fees	124,125	117,400	45,034	275,301
Consulting	35,501	1,107,880	25,093	1,110,864
Data analysis	-	126,564	287	92,733
Drilling	-	6,990,205	-	6,562,450
Equipment	-	70,028	-	64,175
Geological	11,597	55,898	28,214	95,709
Lease payments	181,463	788,792	62,316	741,400
Sampling and processing	8,766	723,382	-	691,441
Site development	-	523,563	-	505,351
Supplies	-	867,040	-	826,827
Travel	-	90,378	-	90,378
	362,147	10,533,538	160,944	11,056,629
Write down of exploration and evaluation assets	(133,189)	-	-	(133,189)
	228,958	10,533,538	160,944	10,923,440

The total cumulative acquisition and deferred exploration costs to December 31, 2014 are summarized as follows:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	505,657	17,358,595	-	17,864,252

Exploration expenses
Assessment/claim fees	633,409	565,699	226,195	1,425,303
Consulting	260,988	3,997,869	196,082	4,454,939
Data analysis/geological	87,749	1,022,851	226,189	1,336,789
Drilling/site development	1,185,802	37,401,178	2,108,590	40,695,570
Lease payments	943,709	3,189,228	289,737	4,422,674
Legal fees for property acquisition	15,094	10,412	17,910	43,417
Sampling and processing	182,603	2,490,425	119,773	2,792,801
Travel	4,017	375,978	17,935	397,930
Write down of exploration and evaluation assets	(3,452,092)	-	(2,669,347)	(6,121,440)
Cumulative deferred exploration costs at December 31, 2014	366,937	66,412,235	533,063	67,312,235

The decrease in total exploration expenditures from $11,056,629 during 2013 to $6,668,949 during 2014 resulted in part from the Company cutting back on exploration expenditures in the first quarter to focus the majority of its financial and management resources on the Pinion Acquisition. For the remainder of 2014, the Company also delayed and/or reduced its planned exploration programs on the Railroad-Pinion Project to coincide with the size and timing of its March 2014 and August 2014 Financings.  In response to very difficult capital markets for exploration projects, management is taking a more conservative approach to designing and carrying out its exploration activities based on the actual timing and net proceeds raised from its financing efforts. During 2014, management also ceased any further exploration expenditures on the CVN and Camp Douglas Projects in light of the Company's proposed sale of such assets to Tanqueray.  See "Exploration Activities - CVN and Camp Douglas Projects" above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

Railroad-Pinion Project

The Railroad-Pinion Project is located within the northern Pinon Range about 30 miles southwest of Elko, Nevada. The project is situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold.

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad-Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion and Pinion deposits; 2) classic Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks. 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

To date, thirteen target areas have been identified by the Company on the Railroad-Pinion Project for additional exploration.  The targets are focused on gold, but also include silver, copper, lead and zinc.  Eight of these targets have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the Pinion and Dark Star Deposits and perhaps the North Bullion deposit.

During the first 8 months of 2014, the Company's primary focus for the Railroad-Pinion Project was the completion of a compilation and validation program of the Pinion Deposit drill database followed by a Phase 1 confirmation drill program leading up to a NI 43-101 compliant resource estimate for the Pinion Deposit.  Phase 1 consisted of 13 vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of Gold Standard's new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation.

Although limited in nature, the Phase 1 drill program enabled APEX to delineate a maiden NI 43-101 compliant resource estimate for the Pinion Deposit of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold (indicated), and 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold (inferred), using a cut-off grade of 0.14 g/t Au.  See "Pinion Gold Deposit" below.

Subsequent to the maiden Pinion resource estimate, Gold Standard completed an additional 41,950 feet (12,786 m) of RC drilling in 49 holes during September to November, 2014.  The bulk of this drilling comprised a Phase 2 drilling program at the Pinion Deposit that totaled 35,730 feet (10,891 m) of RC drilling in 44 holes.  The remainder of the 2014 drilling comprised 5 holes totaling 6,220 feet (1,896 m) that were completed at the Bald Mountain target on the Railroad portion of the Railroad-Pinion Project.

Pinion Deposit

The Company's recent consolidation of a 100% interest, subject to underlying royalties, in the Pinion Deposit and large portions of the surrounding area represents an important near surface exploration target. The Carlin Trend has four windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The combined Railroad-Pinion Project represents the last of these windows to be explored and potentially developed.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

Historic and Gold Standard exploration, including extensive drilling, by Gold Standard and previous owners/operators at the Pinion Deposit has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant.  Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devil’s Gate Formation calcarenite.

During 2014, the Company initiated a re-logging and re-sampling program of historic Pinion area reverse circulation (RC) drill hole chips and historic drill core, along with the completion of a Phase 1 thirteen hole drilling program designed to provide confidence in the existing drill hole database as well as test certain concepts such as the presence of faults and thickened strataform mineralization in and around certain fault structures. The Phase 1 2014 drill program results met the three key objectives of the program: verifying historic drill data, expanding the previously known limits of the gold mineralization and confirming the key elements of the Company's new geological model for mineralization.  The total cost of the Phase 1 2014 drill program at Pinion was approximately US$746,256.

Based on a thorough review and validation of the existing historic drill hole database combined with the 2014 Phase 1 2014 drilling, APEX delineated a maiden NI 43-101 compliant mineral resource estimate for the Pinion Deposit consisting of an "indicated" mineral resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an "inferred" mineral resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au and constrained within a US$1,250/ounce of gold pit shell.  See "Cautionary Notes Regarding Reserve and Resource Estimates" below.

Further details regarding the maiden resource estimate for the Pinion Deposit are contained in the NI 43-101 compliant resource report of APEX dated October 24, 2014 entitled "Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA", a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.

Subsequent to the maiden Pinion resource estimate, Gold Standard completed a Phase 2 drill program at Pinion consisting of an additional 35,730 feet (10,891 m) of RC drilling in 44 holes during September to November, 2014.  The Phase 2 drill program was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program and a new 3D geologic model.   The cost of the Phase 2 drill program was approximately US$2,189,789.

Gold mineralization at Pinion is very continuous and widespread within a highly permeable, silicified, and oxidized collapse breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devils Gate Formation. The main target areas tested during the Phase 2 drilling program at the Pinion Deposit area included to the southeast, south, west, northwest and north of the existing resource. Some infill drilling was completed in the south-central portion of the Main Zone in order to extend the gold zone in gaps where prior historic drilling was not completed to the currently modelled depth of the gold zone or where mineralization was complicated by faults. All 44 holes drilled in the Phase 21 program at Pinion intersected multilithic collapse breccia with 38 of the 44 holes returning significant gold intercepts of at least 0.3 parts per million (ppm) or grams per tonne (g/t) or 0.009 ounces per ton (oz/st) gold (Au) over at least 6.1 m (20 feet).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

A more detailed discussion of, among other things, the results of the Company's 2014 Phase 2 drill program on the Pinion Project is contained in the NI 43-101 compliant technical report dated March 31, 2015 titled “Technical Report on the Railroad and Pinion Projects Elko County, Nevada USA” (the "2015 Railroad-Pinion Report") prepared by Andrew Turner, B.Sc., P. Geol. and Michael B. Dufresne, M.Sc., P. Geol. of APEX and Steven R. Koehler, B.Sc., QP, CPG#10216, the Company's Manager of Projects. A copy of the 2015 Railroad-Pinion Report is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 "MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada" in the AIF.

Dark Star Deposit

In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project areas including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than US$163,000 in the first year and about US$65,000 annually thereafter.

On March 3, 2015, the Company announced a maiden "inferred" mineral resource estimate for the Dark Star gold deposit of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au and constrained within a US$1,250/ounce of gold pit shell. The estimate was prepared by APEX and a NI 43-101 compliant technical report for the Dark Star resource estimate will be filed by the Company on SEDAR within 45 days of March 3, 2015.  For further details regarding the maiden resource estimate for the Dark Star deposit, please refer to the AIF.  See also "Cautionary Notes Regarding Reserve and Resource Estimates" below.

As a result of completing a detailed geological model for the Dark Star deposit, additional target zones have been developed along strike of the deposit in areas previously thought tested and of limited potential or in areas of limited drill hole testing. A number of shallow and deeper targets have been identified immediately adjacent to the existing resource and have good potential to cost-effectively expand the current inferred resource.  Furthermore, areas within the existing inferred resource that are defined by widely spaced drilling but with reasonable grades also provide the Company with potential to convert to and grow the inferred portion of the oxide mineral resource. See "Recommended Exploration Program" below.

Cautionary Notes Regarding Reserve and Resource Estimates

Indicated and inferred mineral resources are not mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category. Furthermore, there is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933.  In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

North Bullion Target

With the Company’s existing five section plan of operation ("POO") in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is in a position to effectively access and drill the additional target opportunities within the Railroad portion of the Railroad-Pinion Project. The POO allows for up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

North Bullion drill intercepts obtained between 2011 and 2013 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive intervals of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 gAu/T in RR11-16, 42.7 meters of 9.4 gAu/T in RR12-01, and 16 meters of 15.1 gAu/T in RR12-10 suggest proximity to feeder structures.  North Bullion drill intercepts in holes RR12-27 (16.8 meters of 1.95 gAu/T), RR12-24 (40.2 meters of 1.34 gAu/T), and RR13-01 (20.4 meters of 1.06 gAu/T) have extended the deposit to the south by more than 300 meters.  The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10.  The deposit has also been extended to the north and the west with intercepts of 98.2 m of 3.26 g/t Au (including 17.1 m of 9.98 g/t Au) in RR13-11 and 73.5 m of 3.67 g/t Au (including 12.2 m of 6.93 g/t Au) in RR13-08. Subject to available cash, the Company intends to continue definition drilling of the North Bullion target in 2015 with the goal of delineating an initial NI 43-101 resource estimate for a portion of the deposit by the end of the year.

Bald Mountain

Based on historic and more recent Gold Standard data, the Bald Mountain target comprises a large complex mineralizing system measuring 700 feet (~210m) north-south by 1,800 feet (~550m) east-west.  Mineralization starts at ~325 feet (~100m) below surface on the east side of the target and ranges between 40 and 250 feet (~12-75m) in thickness. The target is currently at an early stage of exploration.

A total of 5 RC holes comprising 6,220 feet (1895.9 m) was completed at the target in 2014 (see "Drilling" below). As an example of the Bald Mountain zone mineralization, which remains open in all directions, hole RRB14-01 intersected 36.58 meters of 0.02 g/t Au, 8.2 g/t Ag, 0.56% Cu and 0.35% Zn.  The work completed to date and the data available are insufficient to determine the length, width, or continuity of the mineralization.

During late 2014, the Company completed vertical RC drill program designed to expand the limits of known oxide copper-gold-silver-zinc mineralization at Bald Mountain intersected in prior drilling and RRB13-01, a vertical core hole completed in 2013. Mineralization is hosted in multi-lithic collapse breccia at the top of the Devils Gate Limestone, the same breccia host horizon as the Pinion and North Bullion deposits.  Intercepts in RRB13-01 included 56.1 m of 1.47 ppm Au immediately above 23.3 m of 0.4% Cu. The Bald Mountain drilling totaled 1,896.2 meters (6,220 feet) in five vertical RC holes and tested an area approximately 400 meters by 250 meters.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

The Bald Mountain drilling intersected multi-lithic, dissolution collapse breccia host in all five holes and the plan extent of the breccia was expanded in all directions. Gold, silver and base metal mineralization is widespread within the highly permeable, flat-tabular, multi-lithic collapse breccia which is sandwiched between relatively impermeable hornfels of the overlying Mississippian Webb Formation and thick-bedded marble of the underlying Devils Gate Formation.  The stratigraphic position, thickness (35-120 m) and the lateral continuity of the Bald Mountain breccia unit is considered significant as this pattern is consistent with the gold-bearing breccia host at the Pinion and North Bullion deposits.

The total cost of the 2014 Bald Mountain drill program was approximately US$678,160.

Other Targets

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”). Surface geochemical work conducted in August 2013, while drilling was temporarily suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints. The Company's POO, which was approved by the United States Bureau of Land Management in December 2012, now provides the Company with full access to all targets in the northern third of the Railroad Project.  See the AIF for a discussion of the Company's additional targets within the Railroad-Pinion Project for exploration in 2015 and beyond.

The Company cautions that, save and except for the Pinion and Dark Star Deposits, there are no known resources or reserves on the Railroad-Pinion Project and, to date, it has not carried out a preliminary economic assessment or other study on the Railroad-Pinion Project or any portion thereof.

Recommended Exploration Program

The 2015 Railroad-Pinion Report recommends an aggressive exploration program encompassing a total of 59,450 m (195,000 feet) of a combination of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star gold deposit areas and at a variety of other targets across the Railroad-Pinion Project area for a total cost of US$15,500,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment. The estimated cost to conduct these studies is US$2,300,000, which includes approximately US$850,000 in property maintenance payments. The recommended drilling and other geological, geophysical, engineering and environmental  studies along with a contingency of 10%, yields an overall budget to complete the recommended work of US$19,580,000.  See the 2015 Railroad-Pinion Report filed under the Company's profile on SEDAR at www.sedar.com for further details of the recommended exploration program for the Railroad-Pinion Project.

However, the net proceeds from the 2015 Financing will only be sufficient to carry out a small portion of the recommended exploration program on the Railroad-Pinion Project and there are no assurances that the Company will be able to obtain additional financing in the future to complete such program or that the terms of such financing will be favorable. The ability of the Company to arrange additional financing in the future will depend, in part, upon the then prevailing capital market conditions as well as the business performance of the Company. See "Risks and Uncertainties" below.

Crescent Valley North Project (CVN)

The CVN Project, also referred to as the Safford-CVN Project, is an early stage exploration prospect located in Elko and Eureka Counties, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko, The project is within a volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

The CVN Project is a consolidation of a number of mining leases encompassing approximately 15,806 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company.

East Bailey Project

Grouped within the CVN Project is a project known as East Bailey covering approximately 10,425 acres (4,218 hectares) of unpatented lode mining claims.  The project is about 10 to 15 miles south of the Railroad Project within a similar geological setting as Railroad.  The prospect is early stage with about 40 historical holes, including approximately 25 drilled by Newmont Mining Corporation in 1997 and 1998.  Geological similarities with Railroad include: the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age, widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-rock hosted gold system.

See the AIF for further details regarding, inter alia, the mining leases that make up the Safford- CVN and East Bailey Projects.

In March 2014, the Company recorded a write down of exploration and evaluation assets of $1,277,189 associated with the CVN Project based on an internal review of its non-core assets.

Pursuant to the LOI, the Company is working towards the sale of the CVN and Camp Douglas Projects to Tanqueray for a total consideration of $900,000.  See "Exploration Activities - CVN and Camp Douglas Projects" above.  Based on the purchase price for the CVN and Camp Douglas Project, the Company recorded a further write-down of $2,041,714 to the CVN Project in the fourth quarter of 2014.  See also "Summary of Quarterly Results" above.

Camp Douglas Project

The Camp Douglas Project consists of 281 unpatented mineral claims and several blocks of fee lands     (~ 80 acres) totaling approximately 5,403.70 acres in the Walker Lane Trend in Mineral County, Nevada.

See the AIF for further details regarding, inter alia, the mining lease that makes up the Camp Douglas Project.

In March 2014, the Company recorded a write down of exploration and evaluation assets associated with the Camp Douglas Project of $124,263 based on an internal review of this project.

Pursuant to the LOI, the Company is working towards the sale of the CVN and Camp Douglas Projects to Tanqueray for a total consideration of $900,000.  See "Exploration Activities - CVN and Camp Douglas Projects" above.  Based on the purchase price for the CVN and Camp Douglas Project, the Company recorded a further write-down of $2,545,083 to the Camp Douglas Project in the fourth quarter of 2014.  See also "Summary of Quarterly Results" above.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every 10 to 15 samples. The samples were picked up at the Company's facility in Elko by either ALS Chemex Minerals ("ALS") or SGS Mineral Services ("SGS") and delivered to their respective preparation facilities in Elko, Nevada. The samples were crushed and pulverized and sample pulps shipped to ALS' or SGS' certified laboratory in either Reno or Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.  See the AIF for further details regarding the Company's QC/QA and data verification procedures.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a "qualified person" as defined by NI 43-101.

Further details regarding the Company's mineral projects and the results of the Company's exploration work thereon are contained in the AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Liquidity, Financial Position and Capital Resources

Save for the Pinion and Dark Star Deposits, the Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2014, the Company’s liquidity and capital resources were as follows:

	December 31, 2014	December 31, 2013
	$	$
Cash and cash equivalents	494,878	1,221,192
Receivables	30,237	15,248
Prepaid expenses	176,151	152,240
Total current assets	701,266	1,388,680
Payables and accrued liabilities	2,236,845	1,933,958
Note payable	2,500,000	-
Working capital deficit	(4,035,579)	(545,278)

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

See “Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings” below for further details.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

As at December 31, 2014, the Company had a cash and cash equivalents position of $494,878 (December 31, 2013 - $1,221,192) derived from the net proceeds of the August 2014 Financing of 9,850,000 underwritten common shares at a price of US$0.64 (C$0.6991) per share for proceeds $6,068,455 net of cash commissions and expenses of $817,972.  See "Overall Performance - Corporate Activities" above. The net proceeds of the August 2014 Financing were used to fund, among other things, the Phase 2 drill program on the Pinion Project and for general corporate and working capital purposes. See also "Use of Proceeds from 2013, March 2014 and August 2014 Financings" below for details of the August 2014 Financing.

As at December 31, 2014, the Company had a working capital deficit position of $4,035,579 (December 31, 2013 – $545,278).

On February 3, 2015, the Company completed the January 2015 Financing of 19,032,000 underwritten common shares of the Company, including 2,032,000 shares issued on partial exercise of the over-allotment option, at a price of US$0.47 (C$0.58) per share for gross proceeds of approximately US$8.9 million (approximately C$11.0 million).  The net proceeds of the January 2015 Financing have been allocated towards paying the remaining $2.5 million due to Scorpio pursuant to the Pinion Acquisition (paid), rectify the Company's working capital deficiency (done), fund further exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See "Use of Proceeds from 2013, March 2014 and August 2014 Financings" below. However, the net proceeds from the January 2015 Financing will not be sufficient to fund the full work program recommended in the 2015 Railroad-Pinion Report and the Company will require additional capital to complete same. There are no assurances that the Company will be successful in raising additional capital in a timely manner on commercially reasonable terms or at all.  See “Risks and Uncertainties”.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options and warrants, if any, proceeds from the January 2015 Financing, and further equity financings. There are no assurances that the Company will be successful in raising additional capital in a timely manner on commercially reasonable terms or at all. See “Risks and Uncertainties”.

Use of Proceeds from 2013, March 2014, August 2014, and January 2015 Financings

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at a price of $0.63 per share for net proceeds of $4,557,518, after deducting cash commissions and expenses of $442,482. The net proceeds from the 2013 Financing were allocated towards further drilling and exploration work on the Railroad Project and for general corporate and working capital purposes.

In March 2014, the Company completed the March 2014 Financing consisting of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of approximately $10,163,460, after commissions and expenses of approximately $772,256. The net proceeds from the March 2014 Financing were used to complete the Pinion Acquisition and for general corporate and working capital purposes.

In August 2014, the Company completed the August 2014 Financing consisting of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972. The net proceeds of the August 2014 Financing were used to rectify the Company's working capital deficiency, maintain the Company's property interests in good standing, fund the Phase 2 drill program on the Pinion project and for general corporate and working capital purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

In January 2015, the Company filed a prospectus supplement for a public offering of 19,032,000 common shares at a price of US$0.47 per share that was completed on February 3, 2015 for gross proceeds of US$8,945,040.  The net proceeds of the January 2015 Financing, after deducting the underwriters’ commission and expenses (including legal fees) of US$536,702 and US$136,910, respectively, was approximately US$8,271,428 and have been budgeted for use as follows:

Principal Purposes	Estimated Amount to be Expended
Payout Scorpio Note (paid)
Principal Amount of Scorpio Note	US$2,015,500 (1)
Accrued and unpaid interest on Scorpio Note to January 27, 2015	US$8,946 (2)
Subtotal	US$2,024,446
Pinion Project - Drilling and Exploration
Carry out further exploration and drilling of the Pinion Project	US$1,800,000
Subtotal	US$1,800,000
Railroad Project - Exploration
Carry out limited geological and geochemical surveying on the Railroad Project	US$200,000
Subtotal	US$200,000
Rectify Adjusted Working Capital deficiency (done)
Rectify adjusted working capital deficiency as at December 31, 2014(3)	US$1,233,512
Subtotal	US$1,233,512
General
General corporate and working capital purposes (4)	US$3,013,470
Subtotal	US$3,013,470
TOTAL	US$8,271,428

(1)	This amount represents the U.S. dollar equivalent (estimate) of the $2,500,000 promissory note paid to Scorpio by the Company on or about March 4, 2015.

(2)	The Scorpio promissory note bore interest at the rate of 3% per annum.

(3)	Adjusted working capital means total current assets less total current liabilities, but excluding the $2,500,000 promissory note to Scorpio that was paid on or about March 4, 2015.

(4)
Funds allocated to general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, working capital and general administrative expenses, and to other purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to April 30, 2015. In January 2015, the Company entered into a lease amendment agreement and extended the term to April 30, 2020.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of US$4,400.  In September 2014, the Company exercised the renewal option to extend the term for 12 months expiring August 30, 2015, incurring a monthly rent payment of US$4,635.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	70,406	43,017	113,423
Payable later than one year and not later than five years	283,232	-	283,232
Payable later than five years	24,536	-	24,536
Total	378,174	43,017	421,191

c)
In March 2011, the Company entered into four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011.  See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333. The Company agreed to pay a total resignation payment of $239,910 to this director and officer, by way of a combination of cash and common shares of the Company (paid). These agreements also provide for a two year payout totalling, on a collective basis, approximately $1,528,420 (including average discretionary bonuses paid in 2013 and 2014) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in 2013 and 2014) approximately $2,292,630 in the event of termination following a change in control of the Company.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2015 are approximately US$2,703,236 as of the date of this MD&A.  See Item 5 “General Development of the Business – Mineral Properties” of the AIF and the Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Related Party Transactions

During the year ended December 31, 2014, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $274,650 (December 31, 2013 - $275,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2014, $35,619 (December 31, 2013 - $55,000) was included in accounts payable and accrued liabilities.

ii.
Incurred administrative management fees of $151,035 (December 31, 2013 - $154,100) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at December 31, 2014, $19,291 (December 31, 2013 - $26,967) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $181,150 (December 31, 2013 - $187,450) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2014, $8,150 (December 31, 2013 - $24,450) was included in accounts payable and accrued liabilities.

iv.
Incurred salaries of $106,972 (December 31, 2013 - $259,578) and severance of $239,910 (December 31, 2013 - $nil), of which $107,987 (December 31, 2013 - $226,578) were recorded as capitalized exploration and evaluation assets expenditures and $238,895 (December 31, 2013 - $33,000) were recorded as wages and salaries, to Dave Mathewson, a former director and Vice-President, Exploration of the Company. As at December 31, 2014, $nil (December 31, 2013 - $33,000) was included in accounts payable and accrued liabilities.

v.
Incurred directors fees of $24,000 (December 31, 2013 - $24,000) to a company controlled by Robert McLeod, a director of the Company. As at December 31, 2014, $nil (December 31, 2013 - $4,595) was included in accounts payable and accrued liabilities.

vi.	Incurred directors fees of $24,000 (December 31, 2013 - $24,000) to David Morrell Cole, a director of the Company.

vii.	Incurred directors fees of $24,000 (December 31, 2013 - $24,000) to a company controlled by Jamie Strauss, a director of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2014	2013

Management fees	678,835	688,550
Exploration and evaluation assets expenditures	107,987	226,578
Wages and salaries	238,895	33,000
Share-based compensation	825,015	715,990
	1,850,732	1,664,118

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

In March 2011, the Company granted to Dave Mathewson, a former director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals.  Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2014 and expects to be a passive foreign investment company for the taxable year ending December 31, 2015. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on the SEDAR website at www.sedar.com.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2014, the Company had a net monetary liability position of US$1,347,584. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $13,500.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and the interest rate of the note payable is fixed.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at December 31, 2014, the Company had a working capital deficit of $4,035,579, however, subsequent to December 31, 2014, the Company raised proceeds of US$8,945,040 pursuant to the January 2015 Financing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at March 31, 2015, the Company has 142,771,878 outstanding common shares, 9,678,000 outstanding stock options to purchase up to a total of 9,678,000 common shares, with a weighted average exercise price of $0.85 per share and expiring from July 13, 2015 to February 17, 2020, and 7,594,248 outstanding warrants, each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $1.00 per share expiring on March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's common shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 4 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being audit committee, the compensation committee, the corporate governance committee and the nomination committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nominating committee is comprised of 3 directors, 3 of whom are independent of management and one who is an executive officer of the Company.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2014 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 31, 2015 for the year ended December 31, 2014; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2014.

This MD&A has been approved by the Board effective March 31, 2015.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -